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                                                                      EXHIBIT 20

ADE                                NEWS RELEASE


FOR IMMEDIATE RELEASE     CONTACT:   Mark D. Shooman
                                     Vice President and CFO
June 15, 1998                        (781) 467-3702


                     ADE CORPORATION COMPLETES MERGER WITH
                          PHASE SHIFT TECHNOLOGY, INC.

WESTWOOD, MA - ADE Corporation (NASDAQ: ADEX) a leading supplier of metrology and inspection equipment for the silicon wafer and computer hard disk industries and Phase Shift Technology, Inc announced today that the merger of the companies was completed on June 11, 1998. Phase Shift, a leading manufacturer of interferometric-based metrology products providing enhanced yield management for the semiconductor and computer hard disk industries, will operate as a subsidiary of ADE out of its Tucson, Arizona location.

Under the terms of the merger, which was initially announced on March 17, 1998, Phase Shift stockholders received 2,000,000 shares of ADE common stock. The merger will be accounted for as a pooling of interests transaction. Phase Shift, which was privately held, had unaudited revenues of approximately $12 million in the twelve months ended April 30, 1998. The transaction is expected to be accretive to ADE's earnings.

Robert C. Abbe, President of ADE commented, "This merger enhances ADE's growing suite of critical, automated measurement capabilities for its semiconductor and computer hard disk customers. Current and planned Phase Shift products complement ADE's "one stop shopping" strategy, which is to offer a broader spectrum of technologies to address our customers' yield management needs. Phase Shift brings world-class interferometric and optical technologies to the ADE family of measurement capabilities. All of us at ADE look forward to working with the Phase Shift team."

Chris Koliopoulos, President of Phase Shift Technology stated, "Phase Shift is excited about being a part of ADE Corporation. Phase Shift's interferometer-based products are a natural extension of ADE's current product line for both the semiconductor and computer hard disk industries. ADE's expertise in automated metrology tools, as well as its extensive worldwide sales and service network, will help us to distribute more effectively our existing products. In addition, together we look forward to developing many exciting new products for our mutual customers."



                                     (more)
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This news release contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to ways the companies could work together, the development of new products, and comments about future revenue and earnings.

ADE Corporation is a leading supplier of metrology and inspection systems for the silicon wafer and computer disk manufacturing industries. The Company's systems analyze and report product quality at critical manufacturing process steps and provide quality certification data that is relied upon by semiconductor and computer disk manufacturers. The Company's systems also are used in the fabrication of integrated circuits. Additional Company information is available on the Internet at www.ade.com and www.phase-shift.com.


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